AMENDMENT TO MANAGEMENT PROXY CIRCULAR

This is an amendment to the management proxy circular (the “Circular”) of Ballard Power Systems Inc. (“Ballard”) dated April 10, 2015 for the annual meeting of shareholders of Ballard to be held at Ballard’s facilities at 9000 Glenlyon Parkway, Burnaby, British Columbia, on Tuesday, June 2, 2015 at 1:00 p.m. (Pacific Daylight Time).

The Ballard Board has established two standing committees: (1) the Audit Committee; and (2) the Corporate Governance & Compensation Committee (“CGCC”). The Circular incorrectly identified Randall MacEwen, our Chief Executive Officer, as a member of the Audit Committee and the CGCC. In fact, Mr. MacEwan is not a member of these committees, but does attend committee meetings at the invitation of the committee chairs in order to provide information and recommendations to the committees. The following two corrected tables replace the corresponding tables on pages 11 and 19 of the Circular:

The following information pertains to our nominees for election as directors at the Meeting, as of April 10, 2015. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

R. Randall MacEwen Age: 46 B.C., Canada Director since: 2014 Non-Independent
Mr. MacEwen is President and Chief Executive Officer of Ballard, a position he has held since October 2014. Previously, Mr. MacEwen was the founder and Managing Partner at NextCleanTech LLC (consulting services) from [2010 to 2014; and President & CEO and Executive Vice President, Corporate Development at Solar Integrated Technologies, Inc. (solar) from 2006 to 2009 and 2005 to 2006, respectively. Prior to that, Mr. MacEwen was Executive Vice President, Corporate Development at Stuart Energy Systems Corporation (onsite hydrogen generation systems) from 2001 to 2005; and an associate at Torys LLP (law firm) from 1997 to 2001.

	Board and Committee Membership		Attendance(4)	Board Memberships
	Board		1	100%	Current: none Previous: Solar Integrated Technologies Inc., Sparq Systems Inc.
	Securities Held(2)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (CDN$) (3)
	2015	0	0	0	$0
	2014	-	-	-	-

The following chart sets out current members of our standing committees:

	Audit Committee	Corporate Governance & Compensation Committee
Ian A. Bourne	✓[1]	✓[1]
Douglas P. Hayhurst	✓	✓[2]
Edwin J. Kilroy	✓ (Chair)	✓[2]
James Roche	✓	✓
Carol M. Stephenson	✓[3]	✓ (Chair)
David B. Sutcliffe	✓	✓
Ian Sutcliffe	✓	✓
1	Chair of the Board and designated financial expert. Mr. Bourne is an ex officio member of each of the committees.
2	Mr. Hayhurst and Mr. Kilroy joined the CGCC on June 3, 2014.
3.	Ms. Stephenson joined the Audit Committee on June 3, 2014.

No other change has been made to the Circular. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Circular.

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

Dated: May 15, 2015